                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2004

                            AETERNA LABORATORIES INC.
               ----------------------------------------------------
                 (Translation of registrant's name into English)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F      Form 40-F    X
                                  ---              ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                              Yes        No  X
                                  ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ---

                                 DOCUMENTS INDEX

DOCUMENTS DESCRIPTION

--------------- --------------------------------------------------------------------------
1.              Press release of November 19, 2003: APPOINTMENTS TO AETERNA'S BOARD Of
                DIRECTORS

2.              Press release of November 26, 2003: AETERNA SUBSIDIARY ATRIUM ACQUIREs
                ANOTHER COMPANY

3.              Press release of January 23, 2004: AETERNA SUBSIDIARY ZENTARIS AND SOLVAy
                PHARMACEUTICALS SIGN EXTENSIVE COLLABORATION AGREEMENT

4.              Press release of February 2, 2004: AETERNA THROUGH ITS
                SUBSIDIARy ZENTARIS SIGNS PARTNERSHIP WITH ROCHE IN BRAZIL FOR
                NEW TREATMENT OF LEISHMANIASIS, A DEVASTATING TROPICAL DISEASE

5.              Press release of February 17, 2004: AETERNA SELECTED TO PRESENT
                AT BIO CEO & INVESTOR CONFERENCE

6.              Press release of February 20, 2004: AETERNA LABORATORIES ANNOUNCES FOURTH
                QUARTER AND 2003 FINANCIAL RESULTS CONFERENCE CALL AND WEBCAST

7.              Press release of February 27, 2004: AETERNA LABORATORIES REPORTS 2003
                FOURTH QUARTER AND FULL YEAR FINANCIAL RESULTS

8.              Press release of March 3, 2004: AETERNA SUBSIDIARY ATRIUM BIOTECHNOLOGIES
                ACQUIRES PURE ENCAPSULATIONS FOR $50 MILLION IN CASH

9.              Press release of March 11, 2004: AETERNA EXPANDS PIPELINE AS ZENTARIS
                SUBSIDIARY ESTABLISHES NEW RESEARCH COLLABORATIONS WITH UNIVERSITY
                LABORATORIES IN FRANCE, GERMANY AND ITALY
--------------- --------------------------------------------------------------------------

                           [AETERNA LOGO]


                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE

                  APPOINTMENTS TO AETERNA'S BOARD OF DIRECTORs

QUEBEC CITY, QUEBEC, NOVEMBER 19, 2003 -- AEterna Laboratories Inc. (TSX: AEL;
Nasdaq: AELA) today announced the appointment to its Board of Directors of Henri
A. Roy, Chairman of the Board, President and General Manager of the Societe generale de financement du Quebec (SGF). Mr. Roy takes over the seat left vacant on AEterna's Board, after Francis Bellido's departure from the SGF last October. However, Mr. Bellido, now President and CEO of Biomundis, rejoins AEterna's Board, replacing Jean-Claude Gonneau, Managing Director SG Cowen, Europe SAS, who had been a board member since the Company's early beginnings in 1995.

"We are delighted to be able to count on Mr. Roy and Mr. Bellido as members of our Board," stated Dr. Eric Dupont, Chairman of the Board of AEterna Laboratories. "Because of their respective experience in the development and marketing of pharmaceutical products as well as in the private and public business sectors, these experts will prove to be significant assets in our growth strategy. On the other hand, I would like to thank Mr. Gonneau for his valuable work during the past few years and for his contribution to AEterna's expansion at the international level."

HENRI A. ROY, MBA, CHAIRMAN OF THE BOARD, PRESIDENT AND GENERAL MANAGER, SGF

Henri A. Roy is a seasoned executive with considerable experience in directing and taking charge of challenging corporate situations. He also has extensive investment expertise of private and public capital markets. Mr. Roy has held executive positions in several key industrial sectors, both in North America and overseas.

He has held senior executive management positions with a number of major North American companies, including Telesystem, Trizec, BCE, Cambior, Provigo and Standard Oil as well as being an active member of the boards of numerous companies, such as Domtar, Quebecor, Laurentian Bank, BCE Mobile, Cambior, Provigo and IA Pacific.

Mr. Roy holds a Master of Business Administration degree from the Harvard Business School and a Bachelor of Mechanical Engineering degree from McGill University.

FRANCIS BELLIDO, PHD, PRESIDENT AND CEO, BIOMUNDIS

Mr. Bellido has acquired more than 15 years experience in fields such as business development, strategy, marketing, regulatory affairs and scientific research.

Mr. Bellido holds a doctorate degree in medical microbiology and a master degree in pharmaceutical sciences from the University of Geneva. For close to 10 years, he worked for the pharmaceutical company Eli Lilly as Head of Regulatory Affairs, Director of the Infectious Disease Department as well as Head of Strategy and Business Development. He then joined the Societe generale de financement (SGF) du Quebec, where he was, until recently, President and COO of SGF Sante.

ABOUT AETERNA LABORATORIES

AEterna Laboratories is a biopharmaceutical company with an extensive portfolio of marketed and development-stage products in oncology, endocrinology and infectious diseases. In oncology, Neovastat(R) is in a Phase III trial for non-small cell lung cancer. In endocrinology, Cetrotide(R) is sold in the U.S. and Europe to the IN VITRO fertilization market, and is in Phase II clinical trials for endometriosis, uterus myoma and enlarged prostate (BPH). A further seven clinical programs are underway with various compounds.

AEterna owns 100% of the biopharmaceutical company, Zentaris GmbH, based in Frankfurt, Germany. Zentaris generated more than $30 million in revenues and was cash flow positive in 2002.

In addition, AEterna owns 62% of Atrium Biotechnologies, a profitable and growing developer, distributor and marketer of active ingredients, fine chemicals, cosmetic and nutritional products with sales exceeding $100 million in 2002.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the NASDAQ National Market (AELA). News releases and additional information about AEterna are available on its Web site at www.aeterna.com. To find out more about the current Phase III trial in non-small cell lung cancer, call 888-349-3232.

                                      -30-
Contacts:

AETERNA LABORATORIES
MEDIA RELATIONS                                     INVESTOR RELATIONS
Paul Burroughs                                      Jacques Raymond
(418) 652-8525 ext. 406                             (418) 652-8525 ext. 360
paul.burroughs@aeterna.com                          jacques.raymond@aeterna.com

U.S. INVESTOR RELATIONS
Lippert/Heilshorn & Associates
Kim Golodetz
(212) 838-3777
kgolodetz@lhai.com
Bruce Voss
(310) 691-7100
bvoss@lhai.com

                           [AETERNA LOGO]

                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE

               AETERNA SUBSIDIARY ATRIUM ACQUIRES ANOTHER COMPANY

ALL AMOUNTS ARE IN CANADIAN DOLLARS

QUEBEC CITY, CANADA, NOVEMBER 26, 2003 - Atrium Biotechnologies Inc., a subsidiary of AEterna Laboratories Inc. (TSX: AEL; Nasdaq: AELA) today announced the acquisition of 100% of all issued and outstanding shares of Siricie S.A. for $2 million cash. Based in Paris, this profitable company is focused mainly in the development and marketing of active ingredients drawn from marine life for the cosmetics industry. In 2002, Siricie generated revenues of more than $2.5 million.

"This acquisition, our fourth over the last two years, essentially allows us to offer a dozen additional novel active ingredients to our customers and reinforce our relationships with them," said Luc Dupont, CEO and Vice Chairman of the Board at Atrium. "During the past few years, we have managed to further expand the marketing network for all our products at the international level and position Atrium as a leader in its field. The acquisition of Siricie is part of the second stage of our growth strategy which aims at enhancing our portfolio of novel products in order to broaden our offer to customers."

ABOUT SIRICIE S.A.

Founded in 1992, Siricie has two divisions. The Lanatech division has a portfolio of products and active ingredients drawn on marine life, geared towards the cosmetics industry. The Iris division specializes in quality control and consumer reports for the cosmetics field. It has activities in Europe, Asia and the Americas.

ABOUT ATRIUM BIOTECHNOLOGIES INC.

Atrium develops and markets active ingredients and speciality fine chemicals for the cosmetics, chemical, pharmaceutical and nutritional industries. Its international business network and portfolio of 800 products sold to over 2,000 customers including Estee Lauder, L'Oreal, Clarins, Chanel, Aventis, SanofiSynthelabo and Nestle have generated significant growth in sales and earnings since the Company was founded in January 2000.
In 2002, sales exceeded $100 million.

ABOUT AETERNA LABORATORIES INC.

AEterna Laboratories is a biopharmaceutical company with an extensive portfolio of marketed and development-stage products in oncology, endocrinology and infectious diseases. In oncology, Neovastat(R) is in a Phase III trial for non-small cell lung cancer. In endocrinology, Cetrotide(R) is sold in the U.S. and Europe to the IN VITRO fertilization market, and is in Phase II clinical trials for endometriosis, uterus myoma and enlarged prostate (BPH). A further seven clinical programs are underway with various compounds.

AEterna owns 100% of the biopharmaceutical company, Zentaris GmbH, based in Frankfurt, Germany. Zentaris generated more than $30 million in revenues and was cash flow positive in 2002. In addition, AEterna owns 62% of Atrium Biotechnologies Inc.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the NASDAQ National Market (AELA). News releases and additional information about AEterna are available on its Web site at www.aeterna.com. To find out more about the current Phase III trial in non-small cell lung cancer, call 888-349-3232.

                                      -30-
Contacts:

AETERNA LABORATORIES
MEDIA RELATIONS                                     INVESTOR RELATIONS
Paul Burroughs                                      Jacques Raymond
(418) 652-8525 ext. 406                             (418) 652-8525 ext. 360
paul.burroughs@aeterna.com                          jacques.raymond@aeterna.com

U.S. INVESTOR RELATIONS
Lippert/Heilshorn & Associates
Kim Golodetz
(212) 838-3777
kgolodetz@lhai.com
Bruce Voss
(310) 691-7100
bvoss@lhai.com

                                [AETERNA LOGO]

                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE

             AETERNA SUBSIDIARY ZENTARIS AND SOLVAY PHARMACEUTICALS
                     SIGN EXTENSIVE COLLABORATION AGREEMENT

                       Development of novel compound class
            for a broad variety of indications offers huge potential

ALL AMOUNTS ARE IN CANADIAN DOLLARS

QUEBEC CITY, QUEBEC, FRANKFURT/MAIN (GERMANY), AND BRUSSELS (BELGIUM) JANUARY 23, 2004 -- AEterna Laboratories Inc. (TSX: AEL; Nasdaq: AELA) today announced that its 100%-owned subsidiary Zentaris GmbH and Solvay Pharmaceuticals B.V. have entered into an extensive collaboration agreement. Based on the agreement, Solvay Pharmaceuticals and Zentaris will jointly push ahead Zentaris' research project aimed at developing novel, low molecular weight and orally-bioavailable peptidomimetic LHRH (Luteinizing Hormone Releasing Hormone) antagonists. Potential indications include endometriosis, uterus myoma, benign prostatic hyperplasia (BPH), as well as malignant disorders such as breast and prostate cancer.

As part of the agreement, Solvay Pharmaceuticals secures itself exclusive worldwide rights to all gynecological indications as well as to BPH, while Zentaris retains exclusive rights to all other indications, including oncology. The contract also provides for Zentaris to receive, upon signing, an amount of $5 million resulting from an upfront payment, as well as proceeds from the coverage of past development costs. In addition, the agreement foresees for Solvay to fund further preclinical and clinical development activities to be performed by Zentaris up to a fixed amount and to make milestone payments.

Following Zentaris' ongoing interest in the area of LHRH antagonists, a drug discovery project aiming at the identification of peptidomimetic leads was initiated a few years ago. Such leads are expected to act on the LHRH receptor similar to decapeptides, however, with the crucial benefit of oral bioavailability. Having achieved proof-of-principle regarding oral bioavailability, Zentaris now expects to have a preclinical development candidate available in the course of this year.

"The importance of this agreement to our Company is at least twofold: it manifests the excellent collaboration already in place with Solvay, as evidenced by the current Phase II clinical trials project with Cetrorelix. In addition, it is yet another proof of the research competence and commitment of our internal drug discovery unit," said Dr. Jurgen Engel, Chairman and Managing Director of Zentaris GmbH, Executive Vice President, Global R&D and COO at AEterna.

"We are delighted to partner with such a prestigious company as Solvay," said Gilles Gagnon, President and CEO at AEterna. "The magnitude of this agreement reflects the robustness of our pipeline with products at all stages of development and validates our new business model which encompasses partners at all levels of drug development."

Solvay Pharmaceuticals' global R&D head, Werner Cautreels adds, "Our established marketing franchise in the women's health arena is well positioned to make optimal use of the potential new products coming from Zentaris' novel peptidomimetic LHRH drug discovery activities. We are happy to work with creative people from any source inside or outside our own facilities."


ABOUT SOLVAY

Solvay Pharmaceuticals is the pharmaceutical activities arm of Solvay. Apart from women's and men's health, it is active in carefully selected indications within the fields of cardiovascular, gastroenterological and mental health. It employs some 7,500 people and in 2002, it had a turnover of E1.9 billion.

Solvay is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2002, its consolidated sales amounted to E7.9 billion, generated by its four sectors of activity: Pharmaceuticals, Chemicals, Plastics and Processing. Solvay is listed on the Euronext 100 Index of top European companies. For further information, please consult: www.solvay.com and www.solvaypharmaceuticals.com .

ABOUT AETERNA LABORATORIES

AEterna Laboratories along with its wholly-owned subsidiary, Zentaris GmbH, is a biopharmaceutical company with an extensive portfolio of 2 marketed and 10 development-stage products in endocrinology, oncology and infectious diseases. Cetrorelix (Cetrotide(R)) is sold in the U.S. and Europe to thE IN VITRO fertilization market, and is in Phase II clinical trials for endometriosis, uterus myoma and enlarged prostate (BPH). Miltefosine (Impavido(R)) is sold for black fever and has successfully completed a Phase III trial in parasitic skin disease. Neovastat(R) is in a Phase III trial for non-small cell lung cancer. Several other clinical programs are underway with various compounds. Furthermore, AEterna benefits from a discovery platform of 100,000 molecules which is generating promising new compounds.

In addition, AEterna owns 62% of Atrium Biotechnologies Inc. which develops and markets active ingredients and speciality chemicals for the cosmetics, chemical, pharmaceutical and nutritional industries.

News releases and additional information are available at www.aeterna.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-
Contacts:

AETERNA LABORATORIES
MEDIA RELATIONS                                     INVESTOR RELATIONS
Paul Burroughs                                      Jacques Raymond
(418) 652-8525 ext. 406                             (418) 652-8525 ext. 360
paul.burroughs@aeterna.com                          jacques.raymond@aeterna.com

U.S. INVESTOR RELATIONS
Lippert/Heilshorn & Associates
Kim Golodetz
(212) 838-3777
kgolodetz@lhai.com
Bruce Voss
(310) 691-7100
bvoss@lhai.com

   [ROCHE
     LOGO]                      [AETERNA LOGO]

                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE

            AETERNA THROUGH ITS SUBSIDIARY ZENTARIS SIGNS PARTNERSHIP WITH ROCHE IN BRAZIL FOR NEW TREATMENT OF LEISHMANIASIS,
                         A DEVASTATING TROPICAL DISEASE

QUEBEC CITY, CANADA/RIO DE JANEIRO, BRAZIL/FRANKFURT, GERMANY, FEBRUARY 2, 2004
- Roche and AEterna Laboratories Inc. (TSX: AEL; NASDAQ: AELA) announced today a partnership for the marketing in Brazil of Impavido(R) (Miltefosine), the breakthrough oral therapy of leishmaniasis. The agreement was signed between Produtos Roche QFSA in Sao Paulo and Zentaris GmbH in Frankfurt, a 100% subsidiary of AEterna Laboratories Inc.

Under this agreement, Roche will support Zentaris in the registration process and will market the product for Zentaris in Brazil. Furthermore, Zentaris will supply Impavido(R) to Roche. Brazil is the country in South America that is most affected with the deadly visceral leishmaniasis (black fever) and the painful cutaneous leishmaniasis (parasitic skin disease). Both parties will immediately start clinical bridging trials, as requested from the Brazilian health authorities.

The registration of the first oral treatment for leishmaniasis in Brazil would be a breakthrough in fighting this awful disease. It is estimated that, every year, up to 50,000 people are newly infected in Brazil, 10% of them with the deadly visceral form. Because of these numbers, there is an urgent need for new treatments for leishmaniasis and Impavido(R) in Brazil.

"The drug has proven to be safe and effective in India for visceral leishmaniasis and in clinical trials for cutaneous leishmaniasis in Colombia and Guatemala," said Prof. Jurgen Engel, Managing Director of Zentaris GmbH, Executive Vice President, Global R&D and Chief Operating Officer at AEterna. "The partnership with Roche is the best opportunity to make the drug available very fast in Brazil where it is urgently needed."

Leishmaniasis is a tropical disease caused by the leishmania parasite. According to the World Health Organization (WHO), more than 12 million people are affected worldwide, with an infection rate of 2 million new cases per year. Impavido(R) has recently been approved in India for the treatment of the visceral form of this disease.

ABOUT ROCHE

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation medicine. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65,000 people in 150 countries. The Group has alliances and research and development agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

ABOUT AETERNA LABORATORIES

AEterna Laboratories, along with its wholly-owned subsidiary Zentaris GmbH, is a biopharmaceutical company with an extensive product portfolio, including 2 already marketed and several other products at early and late-stage development in endocrinology, oncology and infectious diseases. Cetrorelix (Cetrotide(R)) is sold in the U.S. and Europe to the IN VITRO fertilization market, and is in Phase II clinical trials for endometriosis, uterus myoma and enlarged prostate
(BPH). Miltefosine (Impavido(R)) is sold for black fever and has successfully completed a Phase III trial in parasitic skin disease. Neovastat(R) is in a Phase III trial for non-small cell lung cancer. Several other clinical programs are underway with various potential development candidates, supported by a worldwide network of scientific and marketing partnerships. Furthermore, AEterna benefits from a discovery platform of 100,000 molecules which is generating promising new compounds.

In addition, AEterna owns 62% of Atrium Biotechnologies Inc. which develops and markets active ingredients and specialty chemicals in the health and personal care industry for the cosmetics, pharmaceutical, chemical and nutritional sectors. In 2002, sales reached $100 million.

News releases and additional information are available at www.aeterna.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-
Contacts:

AETERNA LABORATORIES
MEDIA RELATIONS                             INVESTOR RELATIONS
Paul Burroughs                              Jacques Raymond
(418) 652-8525 ext. 406                     (418) 652-8525 ext. 360
paul.burroughs@aeterna.com                  jacques.raymond@aeterna.com

U.S. INVESTOR RELATIONS                     EUROPE AND PRODUCT INFORMATION
Lippert/Heilshorn & Associates              Zentaris GmbH
Kim Golodetz                                Dr.Mathias Pietras
(212) 838-3777                              + 49 69 42 60 23 423
kgolodetz@lhai.com                          mathias.pietras@zentaris.de
Bruce Voss                                  www.zentaris.com
(310) 691-7100
bvoss@lhai.com

                               [AETERNA LOGO]

                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE

                         AETERNA SELECTED TO PRESENT AT
                          BIO CEO & INVESTOR CONFERENCE

QUEBEC CITY, QUEBEC, FEBRUARY 17, 2004 - Gilles Gagnon, President and Chief Executive Officer at AEterna Laboratories Inc. (TSX: AEL; Nasdaq: AELA) will be presenting AEterna-Zentaris' extensive product pipeline at the BIO CEO & Investor Conference on Wednesday, February 25, 2004, at 2:30 PM (ET) at the Park Ave Suite North, Waldorf Astoria Hotel in New York.

A live webcast of the presentation will be available on the Company's website at www.aeterna.com. A webcast replay of this event will be available for a period of 90 days at the same address.

AEterna Laboratories and its subsidiary Zentaris GmbH is a biopharmaceutical company with an extensive portfolio of marketed and development-stage products in oncology, endocrinology and infectious diseases.

                                      -30-
CONTACTS:

AETERNA LABORATORIES                        U.S. INVESTOR RELATIONS
MEDIA RELATIONS                             Lippert/Heilshorn & Associates
Paul Burroughs                              Kim Golodetz
(418) 652-8525 ext. 406                     (212) 838-3777
paul.burroughs@aeterna.com                  kgolodetz@lahai.com

INVESTOR RELATIONS                          Bruce Voss
Jacques Raymond                             (310) 691-7100
(418) 652-8525 ext. 360                     bvoss@lhai.com

Cell. : (514) 703-5654
jacques.raymond@aeterna.com

                           [AETERNA LOGO]

                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE

             AETERNA LABORATORIES ANNOUNCES FOURTH QUARTER AND 2003
                 FINANCIAL RESULTS CONFERENCE CALL AND WEBCASt

QUEBEC CITY, CANADA, FEBRUARY 20, 2004 - AEterna Laboratories Inc. (TSX: AEL;
Nasdaq: AELA) announced that its quarterly conference call and webcast have been scheduled for Friday, February 27, 2004 at 10:00 a.m. Eastern time. The call will follow the press release of AEterna's fourth quarter and 2003 financial results issued earlier on the same day. Participants may access the live webcast via AEterna's website at www.aeterna.com or by telephone by using the following numbers: 416-640-4127, 514-807-8791 or 1-800-814-4890.

A replay of the webcast will also be available on AEterna's website from February 27 through March 27, 2004.

AEterna Laboratories and its subsidiary Zentaris is a biopharmaceutical company with an extensive portfolio of marketed and development-stage products in oncology, endocrinology and infectious diseases.

                                      -30-
CONTACTS:

AETERNA LABORATORIES                        U.S. INVESTOR RELATIONs
MEDIA RELATIONS                             Lippert/Heilshorn & Associates
Paul Burroughs                              Kim Golodetz
(418) 652-8525 ext. 406                     (212) 838-3777
paul.burroughs@aeterna.com                  kgolodetz@lahai.com

INVESTOR RELATIONS                          Bruce Voss
Jacques Raymond                             310  691-7100
(418) 652-8525 ext. 360                     bvoss@lhai.com
jacques.raymond@aeterna.com

                           [AETERNA LOGO]

                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE

                AETERNA LABORATORIES REPORTS 2003 FOURTH QUARTER
                         AND FULL YEAR FINANCIAL RESULTS

ALL AMOUNTS ARE IN CANADIAN DOLLARS

QUEBEC CITY, CANADA, FEBRUARY 27, 2004 - AEterna Laboratories Inc. (TSX: AEL;
Nasdaq: AELA) today reported financial results for the three and 12 months ended December 31, 2003.

Consolidated revenues of $48.9 million for the 2003 fourth quarter represent an increase of 75% compared with $28.0 million for the 2002 fourth quarter, owing to increased sales of branded pharmaceutical products, growing partnership revenues and acquisitions made by the Company's subsidiary, Atrium Biotechnologies. Research and development costs for the fourth quarter of 2003 reached $12.5 million, up from $7.1 million during the comparable period last year. This increase is primarily associated with investments in developing the Zentaris GmbH extensive product pipeline, which includes Perifosine, a novel orally-active AKT inhibitor in multiple Phase II trials for the treatment of cancer, and Cetrorelix, an LHRH antagonist in three Phase II trials for endometriosis, uterus myoma and benign prostate hyperplasia.

The Company reported a fourth quarter 2003 operating loss of $6.7 million, compared with an operating loss of $6.6 million for the same period in 2002. The net loss was $9.5 million, or $0.21 per share, in the 2003 fourth quarter, compared with a net loss of $8.0 million, or $0.20 per share, for the comparable period in 2002. The increase in net loss was mainly due to amortization of intangible assets, to non-cash interest expenditure and to a one-time $1.9 million expenditure related to the year-end restructuring.

Cash, cash equivalents and short-term investments were $64.4 million on December 31, 2003.

ATRIUM CONSOLIDATED FOURTH QUARTER RESULTS

During the fourth quarter of 2003, sales of AEterna's 62%-owned subsidiary, Atrium Biotechnologies, reached $37.5 million, compared with $27.7 million for the comparable period in 2002, representing a 35% increase. Operating income was $3.8 million during the quarter, compared with operating income of $3.1 million for the same quarter in 2002, a 21% increase. Net income increased 16% to $1.8 million, compared with net income of $1.6 million for the same period a year earlier. This growth in net income is mainly due to the acquisition of Chimiray/Interchemical in August 2003, and to the higher gross margins generated by product sales mix.

"For the year just ended, we are particularly proud of the successful integration of Zentaris, which provides us with two established and growing pharmaceutical products, Cetrotide(R) and Impavido(R), as well as a deep and balanced pipeline of 14 development-stage products in oncology, endocrinology and infectious diseases. With the Zentaris integration, we are now involved in some 20 clinical studies, with significant support from several partners," said Gilles Gagnon, President and Chief Executive Officer at AEterna. "Among our 2003 achievements, Impavido(R) was launched for the treatment of visceral leishmaniasis (black fever) and also generated positive Phase III trial results for the treatment of cutaneous leishmaniasis, a severe parasitic skin disease. Furthermore, we extended our agreement with Serono for the marketing of Cetrotide(R) foR IN VITro fertilization, providing us with long-term revenues, and recently signed partnership agreements with Roche for Impavido(R) and Solvay for an orally-active LHRH peptidomimetic. The year was also marked by the strong growth in sales and net income of Atrium Biotechnologies, which acquired two more companies in the latter part of 2003. Considering the scope of our strategic product portfolio, the strength of our international network of partners, our recent corporate restructuring and the realignment of our development program, as well as the financial contribution from Zentaris and Atrium, the Company is well positioned for further growth in 2004," Gilles Gagnon added.

"During 2004, we expect continued increases in our consolidated revenues while investing more than $30 million in R&D to fuel our growth. Furthermore, with the strong contribution from Zentaris and Atrium, we are looking to become cash flow positive in 2004, while working toward profitability. We have more than $64 million in cash, cash equivalents and short-term investments to fund our global strategy," noted Dennis Turpin, Vice President and Chief Financial Officer at AEterna.

AETERNA CONSOLIDATED ANNUAL RESULTS

Consolidated revenues for the 12 months ended December 31, 2003 increased 64% to $166.4 million, compared with $101.2 million for the same period in 2002. The Company reported an operating loss of $14.3 million in 2003, down sharply from an operating loss of $20.6 million in 2002, despite the fact that R&D investments increased to $44.1 million from $24.1 million. The 2003 net loss was $28.1 million, or $0.65 per share, compared with a net loss of $25.8 million, or $0.67 per share, in 2002.

ATRIUM CONSOLIDATED ANNUAL RESULTS

For the 12 months ended December 31, 2003, Atrium sales reached $120.3 million, compared with $100.9 million for the same period in 2002, representing a 19% increase. Operating income increased 17% to $14.4 million in 2003, from $12.3 million in 2002. Despite a foreign exchange loss of $1.4 million, Atrium recorded net earnings of $7.1 million in 2003, an increase of 6.25%, compared with net earnings of $6.6 million in 2002.

2003 HIGHLIGHTS

     o EXTENDED AGREEMENT WITH SERONO UNTIL 2010 FOR CETROTIDE(R) (CETRORELIX), a novel marketed compound used for IN VITRO fertilization. The amended agreement provides for AEterna to receive a signature fee, as well as fixed annual payments until 2010.

     o ALONG WITH GERMAN REMEDIES, BEGAN MARKETING IMPAVIDO(R) (MILTEFOSINE) IN INDIA, an oral treatment for visceral leishmaniasis (black fever), and announced positive Phase III results in the treatment of cutaneous leishmaniasis (parasitic skin disease).

     o PHASE III TRIAL RESULTS WITH NEOVASTAT(R) in renal cell carcinoma did not reach the study's primary endpoint. While we have stopped development of Neovastat(R) in this indication, we are continuing with a U.S. NCI-sponsored Neovastat(R) Phase III trial in non-small cell lung cancer.

     o    CLOSED A $35.6 MILLION BOUGHT DEAL FINANCING.

     o ATRIUM ACQUIRED CHIMIRAY/INTERCHEMICAL AND SIRICIE S.A. in Europe for over $20 million.

CONFERENCE CALL INFORMATION

Management will be hosting an investment community conference call today, Friday, February 27, beginning at 10:00 a.m. (Eastern Time), to discuss fourth quarter and annual results.

To participate in the live call by telephone, please dial 514-807-8791, 416-640-4127 or 800-814-4890. Individuals interested in listening to the conference call via the Internet may do so by visiting www.aeterna.com. A replay will be available on the Company's Web site for 30 days.

ABOUT AETERNA LABORATORIES

AEterna Laboratories Inc. along with its wholly-owned subsidiary Zentaris GmbH, is a biopharmaceutical company with an extensive product portfolio, including two marketed products and several other product candidates under development in oncology, endocrinology and infectious diseases. Cetrotide(R) (Cetrorelix) is sold in the U.S., Europe and several other countries to the IN VITRO fertilization market, and is in Phase II clinical trials for endometriosis, uterus myoma and enlarged prostate (BPH). Impavido(R) (Miltefosine) is sold for black fever and has successfully completed a Phase III trial in parasitic skin disease. Neovastat(R) is in a Phase III trial for non-small cell lung cancer. Perifosine, the first orally-active AKT inhibitor, is in Phase II trials for multiple cancers. Several other clinical programs are underway with various potential development candidates, supported by a worldwide network of scientific and marketing partnerships. Furthermore, AEterna benefits from a discovery platform of 100,000 molecules, which is generating promising new compounds.

In addition, AEterna owns 62% of Atrium Biotechnologies Inc., which develops and markets active ingredients and specialty chemicals in the health and personal care industry for the cosmetics, pharmaceutical, chemical and nutritional sectors. In 2003, Atrium sales reached $120 million.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the NASDAQ National Market (AELA). News releases and additional information about AEterna are available on its Web site at www.aeterna.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-
CONTACTS:

AETERNA LABORATORIES
MEDIA RELATIONS                                     INVESTOR RELATIONS
Paul Burroughs                                      Jacques Raymond
(418) 652-8525 ext. 406                             (418) 652-8525 ext. 360
(418) 573-8982 cell.                                (514) 703-5654 cell.
paul.burroughs@aeterna.com                          jacques.raymond@aeterna.com

U.S. INVESTOR RELATIONS
Lippert/Heilshorn & Associates
Kim Golodetz
(212) 838-3777
kgolodetz@lhai.com
Bruce Voss
(310) 691-7100
bvoss@lhai.com

Attachment: Financial summary

                 AETERNA LABORATORIES INC. (TSX: AEL ; NASDAQ: AELA)
                                FINANCIAL SUMMARY
                (in thousands of Canadian dollars, except share and
                                  per share data)

                                                                 QUARTERS ENDED                    TWELVE MONTHS ENDED
                                                                   DECEMBER 31                         DECEMBER 31
                                                       ------------------------------------------------------------------------
CONSOLIDATED RESULTS                                         2003              2002              2003              2002
Unaudited                                                      $                 $                 $                 $
-------------------------------------------------------------------------------------------------------------------------------
REVENUES                                                          48,896            28,008           166,413           101,204
                                                       ------------------------------------------------------------------------
OPERATING EXPENSES
Cost of sales                                                     30,892            21,093            98,048            77,443
General, selling and administrative                                9,664             5,704            29,103            17,777
R&D costs, net of tax credits and grants                          12,456             7,071            44,124            24,129
Depreciation and amortization                                      2,568               742             9,421             2,421
                                                       ------------------------------------------------------------------------
                                                                  55,580            34,610           180,696           121,770
                                                       ------------------------------------------------------------------------
Operating Loss                                                   (6,684)           (6,602)          (14,283)          (20,566)
Interest income                                                      486             1,067             2,146             3,079
Interest and financial expenses                                  (1,348)             (184)           (4,835)             (508)
Foreign exchange loss                                              (310)              (12)           (1,574)            ( 195)
                                                       ------------------------------------------------------------------------
LOSS BEFORE THE FOLLOWING ITEMS                                  (7,856)           (5,731)          (18,546)          (18,190)
Current income taxes                                               (307)             (792)           (3,859)           (2,565)
Future income taxes                                                (372)             (547)           (2,073)           (1,860)
Gain (loss) on dilution                                                -                 -              (64)               424
Non-controlling interest                                           (969)             (940)           (3,605)           (3,591)
                                                       ------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                                          (9,504)           (8,010)          (28,147)          (25,782)
                                                       ------------------------------------------------------------------------

Basic and diluted net loss per share                              (0.21)            (0.20)            (0.65)            (0.67)
                                                       ------------------------------------------------------------------------

Weighted average number of shares                             45,330,992        40,582,591        42,993,432        38,584,537
Issued and outstanding shares                                                                     45,330,992        40,689,027

                                                                                              DECEMBER 31       DECEMBER 31
                                                                                           ------------------------------------
CONSOLIDATED BALANCE SHEETS                                                                      2003              2002
                                                                                                   $                  $
-------------------------------------------------------------------------------------------------------------------------------

Cash and short-term investments                                                                       64,367            81,534
Other current assets                                                                                  70,278            94,898
                                                                                           ------------------------------------
                                                                                                     134,645           176,432
Long-term assets                                                                                     161,134           154,536
                                                                                           ------------------------------------
                                                                                           ------------------------------------
Total assets                                                                                                           330,968
                                                                                                     295,779
                                                                                           ------------------------------------
                                                                                           ------------------------------------
Current liabilities                                                                                   61,442           132,232
Deferred revenues                                                                                     10,563            12,438
Long-term debt and convertible loans                                                                  35,052             9,969
Other long-term liabilities                                                                           32,649            41,317
Non-controlling interest                                                                              29,952            24,676
                                                                                           ------------------------------------
                                                                                                     169,658           220,632
Shareholders' equity                                                                                 126,121           110,336
                                                                                           ------------------------------------
                                                                                           ------------------------------------
Total liabilities and shareholders' equity                                                           295,779           330,968
                                                                                           ------------------------------------
                                                                                           ------------------------------------

                                 [AETERNA LOGO]

                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE

               AETERNA SUBSIDIARY ATRIUM BIOTECHNOLOGIES ACQUIRES
                   PURE ENCAPSULATIONS FOR $50 MILLION IN CASH

                      U.S. nutritional supplements company
                     posted 2003 sales exceeding $25 million


ALL AMOUNTS ARE IN CANADIAN DOLLARS

QUEBEC CITY, CANADA, MARCH 3, 2004 - AEterna Laboratories Inc. (TSX: AEL;
Nasdaq: AELA) today announced that its 62%-owned subsidiary, Atrium Biotechnologies Inc., has completed the acquisition of Pure Encapsulations Inc.
(Pure) for approximately $50 million in cash. Based in the Boston area, Pure is a privately-held company focused mainly on the development, manufacturing and marketing of nutritional supplements for physicians and other healthcare professionals. With sales exceeding $25 million in 2003, Pure is among the leaders in this growing specialized sector which generates annual sales of over $1 billion in the United States.

"The acquisition of Pure Encapsulations allows us to increase the scope of our activities in the United States by gaining access to a network of more than 36,000 physicians and other healthcare professionals while adding more than 270 quality products to our portfolio of nutritional supplements," said Luc Dupont, Chief Executive Officer at Atrium Biotechnologies. "During the last few years, we have dedicated our resources to the successful development of a vast marketing network in more than 20 countries, particularly in Europe where we are well positioned. The acquisition of Pure in the U.S. is a key step in our growth strategy aimed at positioning Atrium among the international leaders in its field."

According to Gilles Gagnon, President and Chief Executive Officer at AEterna, "This strategic acquisition will support Atrium in establishing a critical mass and in substantially increasing its sales in the U.S. Furthermore, it will greatly contribute in attaining AEterna's global growth objectives, and support its goal to be cash flow positive in 2004 while working toward profitability."

Atrium financed the acquisition through a credit facility of $27 million provided by Royal Bank of Canada, a subordinated loan of $13.4 million by Solidarity Fund QFL., and a subordinated loan of $6.7 million by AEterna. The balance was paid through available cash. Atrium will pursue Pure Encapsulations' operations from its current facilities in the Boston area.

ABOUT PURE ENCAPSULATIONS INC. (www.purecaps.com)

Founded in 1991, Pure Encapsulations Inc., located in the Boston area, focuses on the development, manufacturing and marketing of products in the nutritional supplements sector. Its more than 270 unique and innovative products are available through a network of more than 36,000 physicians and other healthcare professionals. Pure is recognized by industry observers as a leader at the scientific level, through the high-quality standards of its products, as well as at the customer service level. In 2003, Pure Encapsulations' sales reached $25 million.

ABOUT ATRIUM BIOTECHNOLOGIES INC.

Atrium, a subsidiary of AEterna Laboratories Inc., develops and markets active ingredients and speciality fine chemicals in the health and personal care industry for the cosmetics, chemical, pharmaceutical and nutritional industries. Its international business network and portfolio of 800 products sold to over 2,000 institutional customers including Estee Lauder, L'Oreal, Clarins, Chanel, Aventis, SanofiSynthelabo and Nestle have generated significant growth in sales and earnings since the Company was founded in January 2000. Following the acquisition of Pure Encapsulations Inc., Atrium has recently added 270 products to its portfolio and more than 36,000 physicians and other healthcare professionals to its business network. In 2003, Atrium sales exceeded $120 million.

Atrium and its subsidiaries have 150 employees in Canada, the United States and in Europe.

ABOUT AETERNA LABORATORIES

AEterna Laboratories Inc. along with its wholly-owned subsidiary Zentaris GmbH, is a biopharmaceutical company with an extensive product portfolio, including two marketed products and several other product candidates under development in oncology, endocrinology and infectious diseases. Cetrorelix (Cetrotide(R)) is sold in the U.S., Europe and several other countries to thE IN VITro fertilization market, and is in Phase II clinical trials for endometriosis, uterus myoma and enlarged prostate (BPH). Miltefosine (Impavido(R)) is sold for black fever and has successfully completed a Phase III trial in parasitic skin disease. Neovastat(R) is in a Phase III trial for non-small cell lung cancer. Perifosine, the first orally-active AKT inhibitor, is in Phase II trials for multiple cancers. Several other clinical programs are underway with various potential development candidates, supported by a worldwide network of scientific and marketing partnerships. Furthermore, AEterna benefits from a discovery platform of 100,000 molecules, which is generating promising new compounds.

AEterna also owns 62% of its subsidiary Atrium Biotechnologies Inc.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the NASDAQ National Market (AELA). News releases and additional information about AEterna are available on its Web site at www.aeterna.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

CONTACTS:

AETERNA LABORATORIES
MEDIA RELATIONS                                    INVESTOR RELATIONS
Paul Burroughs                                     Ginette Vallieres
(418) 652-8525 ext. 406                            (418) 652-8525 ext. 265
(418) 573-8982 cell.                               Ginette.vallieres@aeterna.com
paul.burroughs@aeterna.com

U.S. INVESTOR RELATIONS
Lippert/Heilshorn & Associates
Kim Golodetz
(212) 838-3777
kgolodetz@lhai.com
Bruce Voss
(310) 691-7100
bvoss@lhai.com

                                 [AETERNA LOGO]

                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE

                AETERNA EXPANDS PIPELINE AS ZENTARIS SUBSIDIARY
                  ESTABLISHES NEW RESEARCH COLLABORATIONS WITH
                   UNIVERSITY LABORATORIES IN FRANCE, GERMANY
                                   AND ITALY

                    New early-stage compounds to be developed
                for the potential treatment of obesity and cancer

QUEBEC CITY, QUEBEC, MARCH 11, 2004 - Gilles Gagnon, President and Chief Executive Officer at AEterna Laboratories Inc. (TSX: AEL; Nasdaq: AELA), presented the Company's extensive product pipeline in oncology, endocrinology and infectious diseases at the Bio Square 2004 Conference today in Basel, Switzerland. The presentation included a discussion of the recent addition to its portfolio of ghrelin antagonist compounds that could be promising agents for the management of obesity, as well as the addition of new targets as potential novel anticancer agents. Development of these compounds will be conducted in collaboration with university laboratories in France, Germany and Italy through AEterna's subsidiary, Zentaris GmbH.

GHRELIN ANTAGONISTS

Ghrelin is a natural peptide hormone produced by the stomach that increases appetite and induces accumulation of fat tissue. The recent discovery of ghrelin and its receptors opens up new opportunities for the treatment of obesity and eating disorders through the use of ghrelin antagonists to suppress appetite.

Zentaris has recently signed two agreements for the development of ghrelin antagonists with the Laboratory of Aminoacids, Peptides and Proteins of the University of Montpellier, France, directed by Prof. Jean Martinez, and with the Department of Experimental and Environmental Medicine of the University of Milan, Italy, directed by Prof. Vittorio Locatelli. Research projects are targeting the chemical synthesis and pharmacological investigation of new compounds acting as ghrelin antagonists. The design, synthesis and IN VITRO screening of new chemical entities with ghrelin antagonist properties will be undertaken by Prof. Martinez's group in Montpellier building upon the significant experience of this laboratory in the preparation of analogues of peptide molecules. This will be followed by a pharmacological investigation of the most promising compounds by Prof. Locatelli's group in Milan, who has developed experimental models for the study of eating behavior.

NEW TARGETS AS POTENTIAL NOVEL ANTICANCER AGENTS

According to an agreement signed in the field of oncology with the Institute for Molecular Biotechnology of Jena, Department of Molecular Cytology, directed by Prof. Eberhard Unger, and the research group of Dr. Helge Prinz at the University of Munster, both in Germany, Zentaris gains access to specific university know-how and screening technologies in the field of proteins of the cytoskeleton. The new substances, available either by the collaborators or synthesised by Zentaris, will be investigated for their ability to interact with mitotic and motor proteins, including the kinesin family. Kinesins are attractive novel targets to design antitumor agents with a new mode of action to overcome the resistance associated with the classical tubulin binders.

Under these agreements Zentaris will support the research expenditure of the university laboratories and retain exclusive rights for the worldwide exploitation of results generated during the collaborations.

"Zentaris has a proven track-record in exploiting such research collaborations with university laboratories, in addition to the work of its internal Drug Discovery unit as a source of innovative development projects," said Dr. Jurgen Engel, Chairman and Managing Director of Zentaris GmbH, Executive Vice President, Global Research & Development, and Chief Operating Officer of AEterna Laboratories Inc.

"These agreements represent an additional step in building a strategic portfolio in endocrinology and oncology, two fields encompassing numerous unmet medical needs," concluded Mr. Gagnon.

ABOUT THE OBESITY MARKET

It is estimated that 34 million to 61 million Americans are obese, and the worldwide incidence of obesity is increasing by an estimated 1% per year. The global obesity market is expected to reach $1.4 billion by 2008, with annual growth of 12.5%. There is no safe and effective appetite suppressant currently on the market.

ABOUT AETERNA LABORATORIES

AEterna Laboratories Inc. along with its wholly-owned subsidiary Zentaris GmbH, is a biopharmaceutical company with an extensive product portfolio, including two marketed products and 14 other product candidates under development in oncology, endocrinology and infectious diseases. Cetrorelix (Cetrotide(R)) is sold in the U.S., Europe and several other countries to the IN VITRO fertilization market, and is in Phase II clinical trials for endometriosis, uterus myoma and enlarged prostate (BPH). Miltefosine (Impavido(R)) is sold for black fever and has successfully completed a Phase III trial in parasitic skin disease. Neovastat(R) is in a Phase III trial for non-small cell lung cancer. Perifosine, the first orally-active AKT inhibitor, is in Phase II trials for multiple cancers. Several other clinical programs are underway with various potential development candidates, supported by a worldwide network of scientific and marketing partnerships. Furthermore, AEterna benefits from a discovery platform of 100,000 molecules, which is generating promising new compounds.

AEterna also owns 62% of its subsidiary Atrium Biotechnologies Inc. which develops and markets active ingredients and speciality fine chemicals in the health and personal care industry for the cosmetics, chemical, pharmaceutical and nutritional industries. Its international business network and portfolio of over 1,000 products sold to over 2,000 institutional customers and to over 36,000 physicians and other health care professionals, have generated significant growth in sales and earnings since the Company was founded in January 2000. In 2003, Atrium sales exceeded $120 million.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the NASDAQ National Market (AELA). News releases and additional information about AEterna are available on its Web site at www.aeterna.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-

CONTACTS:

AETERNA LABORATORIES                        U.S. INVESTOR RELATIONs
MEDIA RELATIONS                             Lippert/Heilshorn & Associates
Paul Burroughs                              Kim Golodetz
(418) 652-8525 ext. 406                     (212) 838-3777
paul.burroughs@aeterna.com                  kgolodetz@lahai.com

INVESTOR RELATIONS                          Bruce Voss
Jacques Raymond                             (310) 691-7100
(418) 652-8525 ext. 360                     bvoss@lhai.com
Cell. : (514) 703-5654
jacques.raymond@aeterna.com

                                    SIGNATURE
                                    ---------

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  AETERNA LABORATORIES INC.

DATE:  MARCH 18, 2004                             By:  /s/MARIO PARADIS
---------------------                                  ---------------------------------------------------
                                                       Mario Paradis
                                                       Senior Director, Finance and Corporate Secretary
